82-1511

# Hilton Group plc

03 OCT 21 7:21

HILTON GROUP PLC HAS BEEN NOTIFIED BY MR CHRISTOPHER RODRIGUES THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 SEPTEMBER 2003 HE HAD NO INTERESTS IN THE ORDINARY SHARES OF 10P EACH OF THE COMPANY.

SUPPL

OTHER THAN MR RODRIGUES' DIRECTORSHIP OF BRADFORD & BINGLEY PLC AND HIS PREVIOUS DIRECTORSHIP OF ENERGIS PLC (RESIGNED 30.09.2002), WHICH IS IN ADMINISTRATION, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR RODRIGUES PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES.

03032758



dw 10/28

rodrigues.doc

# Hilton Group plc

## DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED TODAY BY MR N M H JONES (A DIRECTOR OF THE COMPANY) THAT ON 5 MARCH 2003 HE PURCHASED 30,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 144.25P PER SHARE.

FOLLOWING THE PURCHASE, MR JONES IS BENEFICIALLY INTERESTED IN 50,000 SHARES.

# Hilton Group plc

**COMPANIES ACT 1985 ("THE ACT")**

**DISCLOSURE OF INTERESTS IN SHARES**

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") THAT THE BENEFICIAL INTERESTS OF PUTNAM'S CLIENTS ON 5 MARCH 2003 DECREASED TO 77,415,786 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 4.90% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

# Hilton Group plc

HILTON GROUP PLC HAS BEEN NOTIFIED BY MR I P LIVINGSTON THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 JUNE 2003 HE HAD NO INTERESTS IN THE ORDINARY SHARES OF 10P EACH OF THE COMPANY.

OTHER THAN MR LIVINGSTON'S DIRECTORSHIP OF BT GROUP PLC AND HIS PREVIOUS DIRECTORSHIP OF DIXONS GROUP PLC, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR LIVINGSTON PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES.

# Hilton Group plc

## £125M 8 7/8% BOND DUE 2003

HILTON GROUP PLC ANNOUNCES THAT ITS £125M 8 7/8% BOND MATURED ON 11 AUGUST 2003 AND THAT THE PRINCIPAL AMOUNT OF THE BOND, TOGETHER WITH ACCRUED INTEREST THEREON, HAS BEEN PAID TO THE PAYING AGENT.